(Formerly Esperanza Silver Corporation)
Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Esperanza Resources Corp.,

We have audited the accompanying consolidated financial statements of Esperanza Resources Corp. (formerly Esperanza Silver Corporation) and subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Esperanza Resources Corp. (formerly Esperanza Silver Corporation) and its subsidiaries as at December 31, 2010 and 2009 and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada

April 21, 2011

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31,

	2010	2009
ASSETS
Current
Cash and cash equivalents	$ 10,179,671	$ 5,584,553
Receivables	273,675	255,987
Prepaid expenses	43,703	17,739
	10,497,049	5,858,279
Equipment (Note 4)	44,070	49,076
Investment in Associated Company (Note 5)	2,894,157	-
Mineral properties (Note 6)	15,593,745	13,363,266
	$ 29,029,021	$ 19,270,621
LIABILITIES
Current Accounts payable and accrued liabilities	$ 463,007	$ 260,135
SHAREHOLDERS' EQUITY
Share capital (Note 7)	45,137,136	34,960,559
Contributed surplus (Note 7)	9,067,990	5,961,586
Deficit	(25,639,112)	(21,911,659)
	28,566,014	19,010,486
	$ 29,029,021	$ 19,270,621

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

Subsequent event (Note 15)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

 ”George Elliott”

 Director

“William J. Pincus”

Director

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

Years ended December 31,

	2010	2009	2008
OPERATING EXPENSES
Accounting and legal	$ 281,481	$ 112,388	$ 119,639
Amortization	15,633	23,735	30,489
Administration and office	987,939	1,045,406	1,006,802
Directors’ fees	99,606	86,000	78,526
Exploration expenses	805,001	604,358	481,773
Foreign exchange	(10,640)	107,733	19,192
Investor relations and shareholder communications	448,688	318,739	359,921
Stock-based compensation (Note 7 (e))	1,003,744	349,568	1,066,015
Transfer agent and regulatory fees	87,541	81,107	86,735
Travel and related costs	21,887	20,085	16,518
LOSS BEFORE OTHER ITEMS	(3,740,880)	(2,749,119)	(3,265,610)
OTHER ITEMS
Equity in loss of associated company	(11,808)	-	-
Interest income	54,999	144,220	372,684
Miscellaneous income	2,850	39,148	-
Write-off of mineral properties (Note 6)	(32,614)	(43,162)	(2,236,319)
	13,427	140,206	(1,863,635)
Net loss and comprehensive loss for the year	(3,727,453)	(2,608,913)	(5,129,245)
Deficit, beginning of year	(21,911,659)	(19,302,746)	(14,173,501)
Deficit, end of year	(25,639,112)	$ (21,911,659)	$ (19,302,746)
Basic and diluted loss per share	$ (0.07)	$ (0.05)	$ (0.11)
Weighted average number of shares outstanding	52,419,610	47,652,523	47,299,635

See accompanying notes to the consolidated financial statements.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31,

	2010	2009	2008
CASH FLOWS FROM (TO)
OPERATIONS:
Net loss for the year	$ (3,727,453)	$ (2,608,913)	$ (5,129,245)
Items not affecting cash:
Amortization	25,261	30,675	37,822
Stock‐based compensation	1,003,744	349,568	1,066,015
Write‐off of mineral property costs	32,614	43,162	2,236,319
Equity in loss of associated company	11,808	‐	‐
Changes in non‐cash working capital items:
Receivables	(17,688)	833,468	(571,970)
Prepaid expenses	(25,964)	3,839	2,738
Accounts payable and accrued liabilities	164,815	60,325	(50,671)
	(2,532,863)	(1,287,876)	(2,408,992)
INVESTING:
Mineral property costs	(2,215,077)	(1,765,919)	(5,048,383)
Investment in associated company	(2,905,965)	‐	‐
Purchase of equipment	(30,214)	‐	(9,794)
	(5,151,256)	(1,765,919)	(5,058,177)
FINANCING:
Shares issued for cash	12,903,957	208,516	325,800
Share issue costs	624,720	‐	‐
	12,279,237	208,516	325,800
Change in cash and cash equivalents in the year	4,595,118	(2,845,279)	(7,141,369)
Cash and cash equivalents, beginning of year	5,584,553	8,429,832	15,571,201
Cash and cash equivalents, end of year	$ 10,179,671	$ 5,584,553	$ 8,429,832
Supplementary information:
Cash interest received	$ 54,999	$ 277,181	$ 240,163
Amortization capitalized to mineral properties	9,959	39,831	‐
Shares issued for mineral properties	‐	‐	56,550

During the year ended December 31, 2010, there was $77,636 (2009 ‐ $ 35,579; 2008 ‐$29,077) in accounts payable that related to mineral property costs.

Included in cash and cash equivalents at December 31, 2010 is $ 4,005,465 (2009 ‐ $ 5,353,354; 2008– $8,250,000) in short term investments and $ 6,174,206 (2009 – 231,199; 2008 ‐ $179,832) held in bank accounts.

See accompanying notes to the consolidated financial statements.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

1.

NATURE OF OPERATIONS

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia). On July 19, 2010 the Company changed its name from Esperanza Silver Corporation to Esperanza Resources Corp. The Company’s principal business activities include the acquisition, exploration and development of mineral resource properties. The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They include the accounts of the Company and its wholly-owned subsidiaries: Esperanza Services Inc., Esperanza Silver de Mexico S.A. de C.V., Esperanza Silver Peru S.A.C, Empressa Minera Atocha, Esperanza Resources (BVI) Inc., Esperanza Minerals (BVI) Inc. and Esperanza Exploration (BVI) Inc. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the assets.

Mineral properties

Exploration and development expenditures incurred for regional reconnaissance or property investigations prior to the acquisition of a property are charged to operations. Expenditures incurred subsequent to acquisition are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven or probable reserves can be determined by independent consulting engineers and production has begun. When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

A mineral property acquired under an option agreement where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfer and may be affected by undetected defects.

ESPERANZA RESOURCES CORP.

 (Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon discounted future payments to be made. A corresponding amount is added to the carrying value of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates. As at December 31, 2010, the present value of the Company’s asset retirement obligations was nominal.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization that is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

Stock-based compensation

The Company has a stock option plan which is described in note 7(c) and accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 7 (e)).

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral properties, the variables used in the calculation of stock-based acquisition costs and compensation expense and the determination of future income tax assets and liabilities. Actual results could differ from these estimates.

ESPERANZA RESOURCES CORP.

 (Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

New Accounting Policies

Equity Investments

The Company adopted this new accounting policy after the acquisition of its interest in Global Minerals Ltd., in the fourth quarter of 2010. Equity investments are carried on the consolidated balance sheet at cost, adjusted for post-acquisition changes in the Company’s share of entity’s net assets less any impairment in the value of the investment. Losses in excess of the Company’s interest in the entity are recognized only to the extent that the Company has incurred legal obligations on behalf of the entity.

Fair value of warrants

For the year ended December 31, 2010 the Company adopted the relative fair value method of allocating the proceeds from private placements between shares and warrants. The warrants are valued using the Black-Scholes option pricing model and the common shares are valued using the market price on the date the placement is closed. In prior years the Company used the residual method for allocating the proceeds to shares and warrants from private placements. The Company did not complete any private placements in 2009 and therefore this change in accounting policy had no effect on the prior year’s financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements which may impact the Company in the future are as follows:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations occurring in years beginning on or after January 1, 2011, unless earlier adopted.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP into line with IFRS.

ESPERANZA RESOURCES CORP.

 (Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

International Financial Reporting Standards (“IFRS”)

A decision of the CICA Accounting Standards Board (the “AcSB’) will require the Company to report under IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended December 31, 2010.

3.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. Cash and cash equivalents have been designated as “held for trading” receivables have been designated as “loans and receivables” and have been measured at cost. Accounts payable have been designated as “other liabilities” and have been measured at cost. The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The fair value hierarchical classification of the Company’s financial instruments at December 31, 2010 and 2009 is Level 1.

4.

EQUIPMENT

	2010			2009
Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

$ 218,858	$ 174,788	$ 44,070	$ 188,644	$ 139,568	$ 49,076

5.

INVESTMENT IN ASSOCIATED COMPANY

In October and November 2010, Esperanza made an investment of $2,905,965 in Global Minerals Ltd. (“Global”). Global’s primary asset is the Streborna silver-copper deposit in Slovakia. This is an advanced-stage exploration project. Esperanza subscribed for a total of 10,421,863 common shares of Global and a total of 13,071,370 special warrants in two Global financings. On December 3, 2010 Global’s shareholders provided their approval to have Esperanza exercise the special warrants, which Esperanza then exercised and held 23,493,233 common shares of Global which represented a 36% interest. As a result of participating in the two Global financings, Esperanza also holds 2,079,950 common share purchase warrants which enable the Company to purchase additional common shares at a price of $0.55 until November 22, 2012.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6.

MINERAL PROPERTIES

The continuity of expenditures on mineral properties is as follows:

	Mexico			Peru				Total
	Cerro Jumil	Guadalupe	Utcucocha	Sante Fe	San Luis	Other	Total Peru
Balance, December 31, 2008	$ 10,241,374	$ -	$ 207,726	$ 24,093	$ 869,089	$ 278,584	$ 1,379,492	$ 11,620,866
Acquisition costs	-	382	-	6,482	-	9,784	16,648	16,648
Exploration and Development:
Assays	25,822	1,576	1,768	9,499	-	2,165	15,008	40,830
Community programs	-	59	8	-	-	2,966	3,033	3,033
Consulting	331,203	2,630	62	1,060	3,364	8,490	15,606	346,809
Contract services	29,469	-	-	304	2,893	4,736	7,933	37,402
Drilling	117,148	-	-	-	-	-	-	117,148
Environmental / permitting	74,238	-	-	-	-	6,179	6,179	80,417
Field costs	112,225	1,947	78	386	-	3,460	5,871	118,096
Freight	-	-	-	-	-	2,572	2,572	2,572
Office & administrative	12,324	364	177	10,104	-	1,371	12,016	24,340
Property tax	31,603	6,234	8,174	-	-	39,899	54,307	85,910
Salaries and benefits	242,972	44,991	19,677	39,762	22,309	90,467	217,206	460,178
PEA	207,321	-	-	-	-	-	-	207,321
Road and access costs	30,718	-	-	29,767	-	431	30,198	60,916
Travel	26,380	2,520	2,220	3,892	3,623	7,602	19,857	46,237
Vehicles	71,076	778	505	1,903	-	12,282	15,468	86,544
Feasibility studies	-	-	-	-	11,477	-	11,477	11,477
Warehouse rental	39,684	-	-	-	-	-	-	39,684
	1,352,183	61,481	32,669	103,159	43,666	192,404	433,379	1,785,562
Mineral property write-off	-	-	-	-	-	(43,162)	(43,162)	(43,162)
Balance, December 31, 2009	$ 11,593,557	$ 61,481	$ 240,395	$ 127,252	$ 912,755	$ 427,826	$ 1,769,709	$ 13,363,266

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6. MINERAL PROPERTIES (Continued)

	Mexico Cerro Jumil & Other			Peru				Total
		Pucarana	Sante Fe	San Luis	Sayrirosa	Other	Total Peru
Balance, December 31, 2009	$ 11,593,557	$ 343,382	$ 127,252	$ 912,755	$ 11,660	$ 374,660	$ 1,769,709	$ 13,363,266
Acquisition costs	-	-	-	-	359	5,525	5,884	5,884
Exploration and Development:
Assays	205,521	-	119	-	3,970	6,341	10,430	215,951
Community programs	-	40,047	-	-	191	2,461	42,699	42,699
Consulting	345,888	4,426	22	1,016	1,258	6,456	13,178	359,066
Drilling	488,234	-	-	-	-	-	-	488,234
Environmental / permitting	55,720	-	-	-	-	4,448	4,448	60,168
Field costs	110,992	539	94	-	183	8,943	9,759	120,751
Office & administrative	3,475	368	-	-	-	171	539	4,014
Property tax	53,270	20,464	-	-	1,741	65,030	87,235	140,505
Salaries and benefits	249,151	31,595	12,598	10,792	24,961	146,283	226,229	475,380
Preliminary economic assessment	404	-	-	-	-	-	-	404
Road and access costs	72,426	-	-	-	-	-	-	72,426
Travel	20,877	4,966	228	3,278	1,504	16,791	26,767	47,644
Vehicles	57,403	9,587	177	-	665	6,005	16,434	73,837
Feasibilities studies	97,871	-	-	15,261	-	-	15,261	113,132
Warehouse rental	42,998	-	-	-	-	-	-	42,998
	1,804,230	111,992	13,238	30,347	34,832	268,454	458,863	2,263,093
Mineral property write-off	-	-	-	-	-	(32,614)	(32,614)	(32,614)
Balance, December 31, 2010	$ 13,397,787	$ 455,374	$ 140,490	$ 943,102	$ 46,492	$ 610,500	$ 2,195,958	$ 15,593,745

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

(a)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty. In September 2010, the Company announced an updated resource estimate for the project (refer to news release of September 16, 2010).

(b)

AT Properties, Mexico

In September 2007, the Company agreed to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V., two privately-held companies. Under the terms of the agreement Esperanza paid US$30,000 and issued 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties. In 2008, the Company paid an additional $39,156 and issued 45,000 more shares valued at $56,550. After conducting exploration and drilling, the Company terminated the option agreements in October 2008, with Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., on the seven AT Properties in Mexico. The Company wrote-off the accumulated capitalized costs for these properties in the fourth quarter of 2008 which amounted to $1,814,649.

(c)

San Luis, Peru

On May 10, 2010, Silver Standard Resources Inc. (“Silver Standard”) reported that its board of directors had approved the San Luis Feasibility Study for submission to the San Luis joint venture. The JV partners held a meeting in late 2010 but did not complete the review of the Feasibility Study (“Study”) and therefore they were not able to approve it at that time. With the deliverance of the Study by Silver Standard to Esperanza, Esperanza’s working interest in the project has decreased from 45% to 30%. If Silver Standard elects to fund all development activities necessary to place the property into production it may further increase its ownership to 80% of the project. Subsequent to the year-end, Esperanza reached agreement to sell its interest in the project (refer to note 15).

(d)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima. The property consisted of two concessions totaling 1,000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. In December 2008, the Company decided to abandon this property and has no further obligations under the option agreement. In the fourth quarter of 2008, the Company wrote-off the accumulated capitalized costs for this property which amounted to $307,418.

(e)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru. The Company has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four-year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6.

MINERAL PROPERTIES (Continued)

Minerals Peru Ltd. S.A. (Estrella’s Peruvian subsidiary). The Company has not received a drill permit at this time and therefore the Effective Date of the agreement has not been determined. The Company has reached an agreement with the Chilcaymarca Community which owns the surface rights and is in the process of submitting an application for drill permits.

(f)

Guadalupe, Peru

The Guadalupe Project is 100% owned by Esperanza and is located in Ancash Department of Peru and consists of four concessions totaling 3,100 hectares which were staked between 2007 and 2009. On December 30, 2010 Esperanza signed an option agreement with Votorantim Metais – Cajamarquilla S.A. (“Votorantim”) whereby Votorantim can purchase 100% of the project by completing work commitments totaling US$1,850,000 over four years and paying US$2 million in cash at the end of year four. Esperanza will retain a net smelter returns royalty of 2.5% with Votorantim having an option to purchase one percentage point of the royalty for US$2 million until the end of year five.

(g)

Other Properties, Peru

The Company currently holds interests in nine properties in Peru. Two of the other key properties are Colqui Orcco and Pucara which have drill-ready targets. In December 2010 the Company decided to abandon the Cori Rumi and Cangalle projects because the exploration results did not warrant further work. As a result, Esperanza wrote off capitalized mineral property costs of $32,614.

(h)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia. The vendor also received a 1.5% NSR royalty for any minerals produced from this property. The Company, at its option, could purchase the royalty for US$202,000. During the year ended December 31, 2005 the Company wrote-down the carrying value of the Atocha property to $25,000. In the quarter ended September 30, 2008 the Company decided that no further exploration work would be done on this property and wrote-off the remaining balance of capitalized costs in the amount of $25,000. During the year ended December 31, 2009, Esperanza decided to discontinue exploration activities in Bolivia and wound up its wholly owned subsidiary, Empressa Minera Atocha.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL

(a)

Authorized An unlimited number of common shares without par value.

(b)

Issued and outstanding

	Number Of shares	Stated Value	Contributed Surplus
Balance December 31, 2008	47,521,821	$ 34,611,921	$ 5,752,140
Shares issued on the exercise of options	412,700	208,516	‐
Reclassify contributed surplus on exercise of options	‐	140,122	(140,122)
Stock‐based compensation	‐	‐	349,568
Balance December 31, 2009	47,934,521	$ 34,960,559	$ 5,961,586
Shares issued on private placement	7,426,900	8,971,273	2,653,872
Less: share issuance costs	‐	(481,349)	(143,371)
Less: Agents warrants issued on private placement	‐	(77,399)	77,399
Shares issued on the exercise of options	1,163,300	854,437	‐
Reclassify contributed surplus on exercise of options	‐	416,789	(416,789)
Shares issued on the exercise of warrants	242,500	424,375	‐
Reclassify contributed surplus on exercise of warrants	‐	68,451	(68,451)
Stock based compensation	‐	‐	1,003,744
Balance December 31, 2010	56,767,221	$ 45,137,136	$ 9,067,990

On February 16, 2010, the Company completed a private placement of 4,000,000 units at a price of $1.25 per unit for gross proceeds of $5,000,000. Each unit consisted of one common share (“Share”) and one non‐transferable common share purchase warrant (“Warrant”) to purchase another share for $1.75 which expires on February 16, 2012. If, after the expiry of all Canadian resale restrictions, the closing price of Esperanza’s common shares on the TSX Venture Exchange is $2.20 or greater for a period of 20 consecutive days, the Company may accelerate the expiry of the Warrants, to 21 trading days after giving notice thereof. Finder’s fees were payable in cash to Haywood Securities Inc. ($22,981), Global Resource Investments Inc. ($193,750) and Lincoln Peck Financial Inc. ($6,250) in consideration of their efforts in locating investors. On March 4, 2010, the Company completed a second private placement of 500,000 units with the same terms as the first private placement, for total proceeds of $625,000. The 500,000 non‐transferable common share purchase warrants issued as part of this private placement expire on March 4, 2012.

The shares and warrants issued in the two private placements were valued using the relative fair value method which resulted in $4,405,945 being allocated to the shares and $1,219,055 to the warrants. The warrants in the February private placement were valued using a Black‐Scholes option pricing model using a stock price of $1.21, and expected life of 2 years, a risk‐free interest rate of 1.17% and an expected volatility of 70%. These inputs generated a value of $0.33 per warrant. The shares issued had a fair value of $1.21. The warrants in the March private placement were also valued using a Black‐Scholes option pricing model with the following assumptions: a stock price of $1.31 an expected life of 2 years, a risk‐free interest rate of 1.43% and a volatility of 69%. This generated a value of $0.39 per warrant. The shares had a fair value of $1.31.

On December 22, 2010 Esperanza completed a private placement which consisted of 2,926,900 units at a price of $2.05 per unit for gross proceeds of $6,000,145. Each unit was comprised of one common share and one transferable

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL (Continued)

share purchase warrant to purchase one common share at a price of $2.75 until December 22, 2012. The private placement (other than 208,000 units placed directly by Esperanza) was conducted on a best efforts agency basis by a syndicate led by Salman Partners Inc. and including Mackie Research Capital Corporation and Haywood Securities Inc. The agents were paid a fee of 5% of the proceeds raised by them and were issued brokers’ warrants to purchase the number of shares equal to 5% of the number of units sold by them. The broker warrants are also exercisable at a price of $2.75 until December 22, 2012. The shares and any shares issued on exercise of the warrants are subject to a four month restriction on transfer expiring April 23, 2011. The shares and warrants issued in the private placement were valued using the relative fair value method which resulted in $4,565,328 being allocated to the shares and $1,434,817 to the warrants. The warrants were valued using a Black-Scholes option pricing model using a stock price of $2.38, and expected life of 2 years, a risk-free interest rate of 1.66% and an expected volatility of 64%. These inputs generated a warrant value of $0.75. The shares had a fair value of $2.38. The brokers’ warrants were valued separately using a Black-Scholes option pricing model with the following inputs: a stock price of $2.38, an expected life of 2 years, a risk-free interest rate of 1.66%, an expected dividend yield of 0% and an expected volatility of 64%. These inputs generated a value of $101,725.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company. The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting. During the years ended December 31, 2010 and 2009 the change in stock options outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2008	4,183,500	$ 1.79
Granted	997,500	0.69
Exercised	(412,700)	0.51
Expired	(1,321,500)	3.07
Balance as of December 31, 2009	3,446,800	1.14
Granted	1,500,000	1.44
Exercised	(1,163,300)	0.73
Balance as of December 31, 2010	3,783,500	$ 1.38

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL (Continued)

As at December 31, 2010 stock options are outstanding enabling the holders to acquire up to 3,783,500 common shares with a weighted average exercise price of $1.38 per share, as follows:

Grant Date	Number Outstanding	Exercise Price	Number Vested	Expiry Date
18-May-06	625,000	$1.56	625,000	18-May-11
12-Sep-07	200,000	1.91	200,000	12-Sept-12
8-Feb-08	820,000	1.40	820,000	8-Feb-13
27-Feb-08	200,000	1.40	200,000	27-Feb-11
6-Oct-08	90,000	0.69	90,000	6-Oct-13
22-May-09	335,000	0.69	335,000	22-May-14
10-Jun-09	35,000	0.70	35,000	10-Jun-14
8-Apr-10	100,000	1.53	100,000	8-Apr-15
8-Jun-10	1,378,500	1.43	1,378,500	8-Jun-15
	3,783,500	$ 1.38	3,783,500

(d)

Warrants

During the years ended December 31, 2010 and 2009 the change in warrants outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2008 Expired	2,055,000 (2,055,000)	$ 4.35 4.35
Balance as of December 31, 2009 Issued Exercised	- 7,562,846 (242,500)	- 2.15 1.75
Balance as of December 31, 2010	7,320,346	$ 2.17

The following table provides the details of the outstanding warrants at December 31, 2010:

Private Placement Date	Number outstanding	Exercise price	Expiry date
February 16, 2010 March 4, 2010 December 22, 2010	3,957,500 300,000 3,062,846	$ 1.75 1.75 2.75	02/16/12 03/04/12 12/22/12
	7,320,346	$ 2.17

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2010 the Company granted 1,500,000 stock options to directors, officers and consultants with a weighted-average exercise price of $1.44 and expiry dates of April 8, 2015 and June 8, 2015. All of these options vested on the grant date. During the year ended December 31, 2009, the Company granted 997,500

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL (Continued)

stock options to directors, officers and consultants with a weighted-average exercise price of $0.69 and expiry dates of May 22, 2014 and June 10, 2014. All of these options vested on the grant date. During the year ended December 31, 2008, the Company granted 1,210,500 stock options to directors, officers and consultants with a weighted-average exercise price of $1.34 and expiry dates ranging from February 8, 2013 to October 6, 2013. Of these options, 1,110,500 vested immediately and 100,000 vested six months after the grant date. The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected stock price volatility	70%	71%	71%
Risk-free interest rate	1.45%	1.02%	3.03%
Expected life of options in years	3.0	3.0	3.0
Weighted average grant date fair value	$0.67	$0.69	$0.62

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $1,003,744 (2009 - $349,658; 2008 - $1,066,015) with the offsetting amount credited to contributed surplus.

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company paid $196,800 (2009 - $190,800) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. At December 31, 2010, the Company was indebted to Seabord in the amount of $2,480 (2009 - $Nil). At December 31, 2010, Esperanza had deposits for future services with Seabord amounting to $10,000 which were included in prepaid expenses. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. All balances due to related parties are included in accounts payable and accrued liabilities.

9.

COMMITMENTS AND CONTINGENCIES

At December 31, 2010 the Company had a commitment on an office lease in Denver which expires June 30, 2012. The estimated total rent payable on the remaining portion of this lease is US$114,000. Of this total, US$71,800 is due in 2011 and US$42,200 in 2012.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2010	2009	2008
Statutory tax rate Loss for the year	28.5% $ (3,727,453)	30.00% $ (2,608,912)	31.00% $ (5,129,245)
Expected income tax recovery	(1,062,300)	(782,700)	(1,590,100)
Non‐deductible expenses and other	493,300	310,200	(1,052,400)
Effect of foreign tax rate differences	(6,500)	6,900	241,500
Valuation allowance	575,500	465,600	2,401,000
Total income tax recovery	$ ‐	$ ‐	$ ‐

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009	2008
Future income tax assets:
Non‐capital loss carry forwards	$ 5,943,500	$ 5,206,800	$ 5,170,500
Capital loss carry forwards	2,500,100	2,550,100	1,744,200
Resource and capital asset expenditures	(710,900)	(567,900)	(427,500)
Share issuance costs	171,400	98,700	160,700
Future income tax assets	7,904,100	7,287,700	6,647,900
Valuation allowance	(7,904,100)	(7,287,700)	(6,647,900)
Net future income tax assets	$ ‐	$ ‐	$ ‐

As at December 31, 2010, the Company has non‐capital losses from operations of approximately $22.0 million available for deduction against future taxable income. Non‐capital losses, if not utilized, will expire through 2031. The realization of future tax benefits which may arise as a result of these non‐capital losses and other income tax pools cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized in these financial statements and have been offset by a valuation allowance.

11.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. Esperanza relies mainly on equity issuances to raise new capital and on entering joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to invest its cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

12.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

(a)

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The greatest risk is the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol and a significant change in these rates could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars, Mexican pesos and Peruvian sols:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	164,200	17,400	6,900
Receivables	21,300	2,706,600	336,500
Accounts payable and accrued liabilities	(108,600)	(811,300)	(112,200)
Net exposure	76,900	1,912,700	231,200

Canadian dollar equivalent	76,915	154,718	83,371

Based on the above net exposures as at December 31, 2010 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $31,500 (2009 - $2,500) in the loss from operations. At December 31, 2010, one US dollar equaled $1.0002 Canadian dollars, one Mexican peso equaled $0.08089 Canadian dollars, and one Peruvian sol equaled $0.3606 Canadian dollars.

(b)

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at December 31, 2010 are mainly cash in savings accounts and accordingly credit risk is minimized. The Company’s receivables are mainly VAT receivable from the Mexican government.

(c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in note 11.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

12.

MANAGEMENT OF FINANCIAL RISK (Continued)

(d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in interest bearing accounts and therefore there is currently minimal interest rate risk.

13.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Bolivia	Peru	Total
2010
Revenue	S 57,528	$ 321	$-	$-	$ 57,849
Loss for the year	(2,915,315)	(320,122)	(2,253)	(489,763)	(3,727,453)
Assets	13,019,497	11,927,886	-	4,081,638	29,029,021
Cash capital expenditures	14,704	1,775,058	-	455,529	2,245,291
2009
Revenue	$ 140,417	$ 42,951	$-	$-	$ 183,368
Loss for the year	(2,091,897)	(103,220)	(5,760)	(408,036)	(2,608,913)
Assets	5,489,492	10,524,554	-	3,256,575	19,270,621
Cash capital expenditures	-	1,322,214	-	443,705	1,765,919
2008
Revenue	$ 372,596	$ 88	$-	$-	$ 372,684
Loss for the year	(2,691,685)	(1,695,768)	(7,942)	(733,850)	(5,129,245)
Assets	8,485,856	11,170,677	14,681	1,579,409	21,250,623
Cash capital expenditures	6,819	4,597,078	-	454,280	5,058,177

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Mineral Exploration Costs

Under Canadian GAAP applicable to junior mining exploration companies (Note 2), mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, in accordance with Emerging Issues Task Force (EITF No. p04-02 – Whether Mineral Rights are Tangible or Intangible Assets), the Company has capitalized mineral property acquisition costs for United States GAAP for the periods beginning after April 30, 2004 while all exploration costs are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(Continued)

The following items (a) to (f) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

			December 31,
		2010 $	2009 $	2008 $

a)	Assets
	Deferred Property Costs
	Deferred property costs under Canadian GAAP	15,593,745	13,363,266	11,620,866
	Deferred property costs expensed under U.S. GAAP	(13,846,735)	(11,615,241)	(9,889,489)
	Deferred property costs under U.S. GAAP	1,747,010	1,748,025	1,731,377

b)	Operations
	Loss for the year following Canadian GAAP	(3,727,453)	(2,608,913)	(5,129,245)
	Deferred property costs expensed under U.S. GAAP	(2,231,494)	(1,725,752)	(2,240,421)
	Loss for the year under U.S. GAAP	(5,958,947)	(4,334,665)	(7,369,366)

c)	Deficit
	Closing deficit under Canadian GAAP	(25,639,112)	(21,911,659)	(19,302,746)
	Adjustment to deficit for deferred costs expensed under U.S. GAAP	(13,846,735)	(11,615,241)	(19,302,746)
	Closing deficit under U.S. GAAP	(39,485,847)	(33,526,900)	(29,192,235)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(2,532,863)	(1,287,876)	(2,408,992)
	Cash property costs expensed under U.S. GAAP	(2,173,129)	(1,749,271)	(5,009,227)
	Cash applied to operations under U.S. GAAP	(4,705,992)	(3,037,147)	(7,418,219)

d)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(5,151,256)	(1,765,919)	(5,058,177)
	Add cash property costs expensed under U.S. GAAP	2,173,129	1,749,271	5,009,227
	Cash received (applied to) investing activities under U.S. GAAP	(2,978,127)	(16,648)	(48,950)

		For the years ended December 31,
f)	Loss per share	2010	2009	2008
		$	$	$
	Numerator: Loss for the year under U.S. GAAP	(5,958,947)	$ (4,334,665)	$ (7,369,666)
	Denominator: Weighted average number of shares outstanding	52,419,610	47,652,523	47,299,635

	Basic and diluted loss per share under U.S. GAAP	(0.11)	(0.09)	(0.16)

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

15.

SUBSEQUENT EVENTS

In March 2011 Esperanza reached an agreement, subject to regulatory approvals to sell its minority interest in the San Luis project, Peru, to Silver Standard Resources Inc., the majority owner and operator of San Luis. The transaction has been approved by the Boards of Directors of Esperanza and Silver Standard but remains subject to customary conditions, including the receipt of regulatory and other required approvals. Under the terms of the agreement, Esperanza will receive as consideration:

·

A payment of $17 million;

·

Return of the 6,459,600 shares of Esperanza owned by Silver Standard; and

·

A one percent net smelter return royalty on all production.